Eric Blanchard

+1 212 479 6565

eblanchard@cooley.com

February 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jenn Do
Kevin Kuhar
Christopher Edwards
Alan Campbell

Re:	Landos Biopharma, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 28, 2021
File No. 333-252083

Ladies and Gentlemen:

On behalf of Landos Biopharma, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated January 29, 2021 (the “Comment Letter”), relating to the Company’s Amendment No. 1 Registration Statement on Form S-1, filed on January 28, 2021.

The Company is concurrently publicly filing a revised Registration Statement (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Cooley LLP    55 Hudson Yards    New York, NY 10001-2157

t: (212) 479-6000    f: (212) 479-6275    cooley.com

February 1, 2021

Page Two

Prospectus Summary

Overview, page 1

1.

We note your response to prior comment 1 and your updated disclosure which states, in part, that your clinical trial was conducted to “demonstrate” the safety and efficacy of BT-11. Safety and efficacy are determinations that are solely within the purview of the FDA and foreign regulators. Please revise your statement here and in Business to remove any implication that the Phase 2 trial of BT-11 demonstrated safety and efficacy.

We further note your statement that the Phase 2 trial was not conducted to establish statistical significance, but rather to inform the design of the Phase 3 trial. Your disclosure on page 111 indicates that goal of the Phase 2 trial was to establish the safety and efficacy of BT-11. Please reconcile your disclosure here and in Business. Alternatively, please remove this portion of the newly-added disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 89 of the Registration Statement to remove the language identified by the Staff.

Condensed consolidated statement of operations and comprehensive loss, page F-25

2.

Please revise the earnings per share calculation presented here to reflect the 1.8249-for-1 stock split consistent with the disclosure on page F-37. In this regard, ensure that the stock split has been retroactively applied throughout the document in every instance in consideration of SAB Topic 4C.

In response to the Staff’s comment, the Company has revised the disclosure on page F-25 of the Registration Statement.

* * * *

Cooley LLP    55 Hudson Yards    New York, NY 10001-2157

t: (212) 479-6000    f: (212) 479-6275    cooley.com

February 1, 2021

Page Three

Please contact me at (212) 479-6565 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Eric Blanchard

cc:	Josep Bassaganya-Riera, Landos Biopharma, Inc.
Nathan Ajiashvili, Latham & Watkins LLP

Cooley LLP    55 Hudson Yards    New York, NY 10001-2157

t: (212) 479-6000    f: (212) 479-6275    cooley.com